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OGLEBAY NORTON CO OH - SCH 13D                              Filing Date: 3/12/04
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*




                             OGLEBAY NORTON COMPANY
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                                (Name of Issuer)


                          COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)


                                   677007-10-6
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                                 (CUSIP Number)

                              Kevin P. Gluntz, ESQ.
     2000 Huntington Building, 925 Euclid Avenue, Cleveland, Ohio 44115-1496
                                 (216) 535-1047
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           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 5, 2004
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box { }.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing


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OGLEBAY NORTON CO OH - SCH 13D                              Filing Date: 3/12/04
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CUSIP No. 677007-10-6                13D                       Page 2 of 5 Pages
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information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
(entities only)

                                William M. Weber
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) { }
            (b) {X}
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3. SEC Use Only

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4. Source of Funds (See Instructions)
           PF, OO
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5. Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                               { }
 N/A

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6. Citizenship or Place of Organization

           UNITED STATES
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         Number of              7     Sole Voting Power

          Shares                      338,095  ***See Note 1***
                                ------------------------------------------------
       Beneficially             8     Shared Voting Power

         Owned by                     -0-
                                ------------------------------------------------
           Each                 9     Sole Dispositive Power

         Reporting                    338,095  ***See Note 1***
                                ------------------------------------------------
        Person With            10     Shared Dispositive Power

                                       -0-
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OGLEBAY NORTON CO OH - SCH 13D                              Filing Date: 3/12/04
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CUSIP No. 677007-10-6                  13D                     Page 3 of 5 Pages
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

           338,095
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12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)                                      { }
N/A

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13. Percent of Class Represented by Amount in Row (9)

           6.702

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14. Type of Reporting Person (See Instructions)

           IN
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ITEM 1. SECURITY AND ISSUER.

Common Stock, $.0001 par value per share

Oglebay Norton Company  (formerly, Oglebay Norton Minerals, Inc.)

101 Lakeside Avenue East, 15th Floor, Cleveland, Ohio 44114-1158

ITEM 2. IDENTITY AND BACKGROUND.

(a)  William M. Weber

(b)  25800 Science Park Drive #150, Beachwood, Ohio 44122 - See Note 1

(c)  Self-employed investor and See Note 1

(d)  not applicable

(e)  not applicable

(f)  United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Dollars used to purchase the securities identified in this filing came from the personal funds of different persons. See Note 1.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose for purchasing the securities is for investment purposes only. No special plans, proposals, or other circumstances apply.


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OGLEBAY NORTON CO OH - SCH 13D                              Filing Date: 3/12/04
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CUSIP No. 677007-10-6                13D                       Page 4 of 5 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of March 5, 2004, the Reporting Person beneficially owned an aggregate of 338,095 shares of the Issuer's common stock, approximately 6.702% of the 5,045,000 shares outstanding. Although there are no persons who, as a "Group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, owns more than 5% of any class of securities of the Issuer, see Note 1.

ITEM 6 IS NOT APPLICABLE

ITEM 7 IS NOT APPLICABLE

                                  ** Note 1 **

The Reporting Person, William M. Weber ("Weber"), is the managing member of two entities, each of which is the general partner of a separate partnership that
(1) is exempt from registration under the Investment Company Act of 1940 and (2) owns a portion of the securities referred to in Item 5. In addition, Weber is an investor in each of these two partnerships. Finally, Weber, through contractual arrangements, manages accounts for certain individuals, which accounts contain a portion of the securities referred to in Item 5. These partnerships and accounts are referred to as the "Funds." The governing documents of the general partner entities and the partnerships, as well as the contractual arrangements for the accounts, give Weber voting and investment power over the securities of the Issuer referred to in Item 5 that are owned by each respective Fund, and Weber may be deemed to be the beneficial owner of the securities of the Issuer held by the Funds. However, no Fund beneficially owns more than 5% of any class of securities of the Issuer and, except for 73,070 shares owned directly by Weber, all other securities reported in this schedule are owned by the Funds. Except for Weber's investment in the partnerships (which varies in proportionate amount over time), Weber disclaims beneficial ownership of the securities owned by the Funds. In addition, the filing of this Schedule 13D shall not be construed as an admission that Weber or any of his affiliates other than the Funds is the beneficial owner of any securities covered by this Schedule 13D for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.







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OGLEBAY NORTON CO OH - SCH 13D                              Filing Date: 3/12/04
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CUSIP No. 677007-10-6                13D                       Page 5 of 5 Pages
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                                   SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 WILLIAM W. WEBER


                                             /s/ William M. Weber
                                             ----------------------------
                                                   William M. Weber

                                                      March 12, 2004
























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